Exhibit 14

Elliott Welcomes Qualcomm’s Increased Offer Consideration of $127.50 Per NXP Share
Enters into Tender and Support Agreement with Qualcomm
Commends “positive outcome for all NXP shareholders”

NEW YORK (February 20, 2018) – Elliott Advisors (UK) Limited (“Elliott”), which advises funds that collectively constitute one of the largest shareholders in NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP” or the “Company”), announced today that it has entered into a tender and support agreement with Qualcomm River Holdings, B.V., a subsidiary of QUALCOMM Incorporated (“Qualcomm”), in connection with Qualcomm River Holdings’ agreement to improve the terms of its offer to acquire all of the outstanding shares of NXP.
The improved terms are documented in an amended purchase agreement (the “Amended Purchase Agreement”) between Qualcomm River Holdings and NXP, which contemplates an increased cash consideration payable to NXP shareholders of $127.50 per share – representing an increase of 16%, or approximately $5.9 billion in aggregate equity value, from the prior offer price of $110 per share. The Amended Purchase Agreement also enhances certainty of closing through Qualcomm River Holdings’ agreement to reduce the minimum tender condition from 80% to 70% and confirm certain regulatory commitments.  In light of the increased offer price and the commitments by Qualcomm River Holdings, Elliott has agreed to tender the shares it owns into the Offer.
Elliott believes that today’s announcement reflects a positive outcome for all NXP shareholders and is pleased that the company’s value has been recognized in the revised transaction terms.  Elliott looks forward to supporting the transaction pursuant to the terms of its binding commitment to tender.
In Elliott’s view there is a strong strategic rationale for Qualcomm to acquire NXP - the combination of Qualcomm’s leadership in connectivity and computing, together with NXP’s leadership in Auto, IoT and security creates a very powerful combination.  The combined company will be able to further leverage its innovation pipeline with the potential to drive significant financial synergies. Elliott believes that this revised transaction is an attractive outcome for shareholders of both Qualcomm and NXP.

About Elliott
Founded in 1977, Elliott Management Corporation is one of the oldest private investment firms of its kind under continuous management.  The firm’s investors include pension funds,

private endowments, charitable foundations, family offices, and employees of the firm.  Elliott Advisors (UK) Limited is an affiliate of Elliott Management Corporation.

Media Contacts
Sarah Rajani CFA
Elliott Advisors (UK) Limited
+44 (0) 20 3009 1475
srajani@elliottadvisors.co.uk
Stephen Spruiell
Elliott Management Corporation
+1 (212) 478 2017
sspruiell@elliottmgmt.com
And
Information Agent:
 Pat McHugh
Okapi Partners LLC
+1 (212) 297 0720
info@okapipartners.com